Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2021 Results

TORONTO, August 5, 2021 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2021:

•	Total company revenue grew 9% and organic revenue grew 7%;
•	Raised full-year 2021 total company and “Big 3” guidance for revenue growth, adjusted EBITDA margin and free cash flow;
•	Outlook provided for the third quarter of 2021;
•	Change Program on track—achieved $90 million of run-rate operating expense savings through June 30;
•	New $1.2 billion buyback program announced.

“The strong results that we achieved in the first quarter accelerated in the second quarter. Our performance was consistent across the company, above our expectations, and positions us well for the rest of the year and 2022. These results reflect the confidence of our customers – in both an improving economic environment and in their prospects. This dynamic presents us with a tailwind as customers are spending on products and solutions that fit their workflows and improve their professional lives, which are rapidly evolving,” said Steve Hasker, president and CEO of Thomson Reuters.

Mr. Hasker added, “Based on the strong first-half performance and our confidence in the trajectory of the business for second half of the year, we have increased our full-year 2021 guidance.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,532	$1,405	9%
Operating profit	$316	$365	-14%
Diluted earnings per share (EPS)	$2.15	$0.25	n/m
Cash flow from operations	$462	$422	10%

Non-IFRS Financial Measures(1)
Revenues	$1,532	$1,405	9%	7%
Adjusted EBITDA	$502	$479	5%	5%
Adjusted EBITDA margin	32.7%	34.1%	-140bp	-70bp
Adjusted EPS	$0.48	$0.44	9%	9%
Free cash flow	$379	$305	25%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

n/m: not meaningful

Thomson Reuters Reports Second-Quarter 2021 Results

Revenues increased 9%, driven by growth across all of the company’s customer segments and a 2% favorable impact from foreign currency.

o

Organic revenues increased 7%, driven by 5% growth in recurring revenues (79% of total revenues), as well as growth in transactions, Reuters News and Global Print revenues, which benefited from a favorable comparison to the second quarter of 2020 when the early stages of the COVID-19 pandemic negatively impacted results.

o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised 80% of total revenues, reported organic revenue growth of 7%.

Operating profit decreased 14% as the prior-year period included a significant benefit from the revaluation of warrants that the company previously held in Refinitiv, which was sold to London Stock Exchange Group (LSEG) in January 2021.

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation, among other items, increased 5% as higher revenues more than offset higher costs, which included costs associated with the company’s Change Program. The related margin decreased to 32.7% from 34.1% in the prior-year period due to higher costs. Adjusted EBITDA margin was negatively impacted by 270bp due to Change Program costs. Additional information regarding the Change Program is provided later in this news release.

Diluted EPS increased to $2.15 per share from $0.25 per share in the prior-year period due to an increase in the value of the company’s LSEG investment.

o

Adjusted EPS, which excludes the increase in value of the company’s LSEG investment, as well as other adjustments, increased to $0.48 per share from $0.44 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased as higher revenues and favorable movements in working capital more than offset higher tax payments and expenses, which included Change Program costs.

o	Free cash flow increased due to higher cash flows from operations and a dividend of $51 million paid by LSEG in the second quarter.

Thomson Reuters Reports Second-Quarter 2021 Results

Highlights by Customer Segment—Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2021	2020	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$673	$620	9%	7%	6%
Corporates	348	329	6%	4%	4%
Tax & Accounting Professionals	197	168	17%	15%	15%

“Big 3” Segments Combined	1,218	1,117	9%	7%	7%
Reuters News	168	155	9%	6%	6%
Global Print	147	134	9%	6%	6%
Eliminations/Rounding	(1)	(1)

Revenues	$1,532	$1,405	9%	7%	7%

Adjusted EBITDA
Legal Professionals	$285	$254	12%	10%
Corporates	130	118	10%	9%
Tax & Accounting Professionals	72	54	32%	32%

“Big 3” Segments Combined	487	426	14%	13%
Reuters News	35	25	45%	66%
Global Print	56	54	2%	-1%
Corporate costs	(76)	(26)	n/a	n/a

Adjusted EBITDA	$502	$479	5%	5%

Adjusted EBITDA Margin
Legal Professionals	42.3%	40.9%	140bp	140bp
Corporates	37.2%	35.9%	130bp	160bp
Tax & Accounting Professionals	36.2%	31.9%	430bp	450bp
“Big 3” Segments Combined	39.9%	38.1%	180bp	190bp
Reuters News	20.8%	15.6%	520bp	820bp
Global Print	37.9%	40.5%	-260bp	-280bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.7%	34.1%	-140bp	-70bp
n/a: not applicable (1) Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 7% (6% organic) to $673 million.

o

Recurring revenues grew 6% (93% of total, all organic), primarily due to strong performances from Practical Law, Westlaw Edge and the Government business as well as strong contributions from FindLaw, and the company’s Canada, Europe and Asia businesses, each of which grew mid to upper single digits in the quarter.

o	Transactions revenues grew 14% (7% of total, all organic), primarily due to the Government business.

Thomson Reuters Reports Second-Quarter 2021 Results

Adjusted EBITDA increased 12% to $285 million.

o	The margin increased to 42.3% from 40.9%, primarily due to higher revenues.

Corporates

Revenues increased 4% (all organic) to $348 million, primarily due to strong recurring revenue growth, including strong growth from legal solutions and the company’s Latin America and Asia businesses.

o	Recurring revenues grew 5% (86% of total, all organic).
o	Transactions revenues grew 1% (14% of total, all organic), primarily related to increasing demand for solutions provided by the Indirect Tax business.

Adjusted EBITDA increased 10% to $130 million.

o	The margin increased to 37.2% from 35.9%, primarily due to higher revenues.

Tax & Accounting Professionals

Revenues increased 15% (all organic) to $197 million, reflecting transactions revenue growth of 43% related to the 2021 extension of the U.S. federal tax filing deadline. Additionally, revenue growth benefited from a similar shift in 2020 when transactions revenues moved from the second quarter to the third quarter after the U.S. federal tax filing deadline was extended from April to July. Normalizing for the shift in the U.S. federal tax filing deadline, organic revenues grew 10%.

o	Recurring revenues grew 9% (76% of total, all organic), including strong growth from the company’s Latin American businesses.
o	Transactions revenues grew 43% (24% of total, all organic), primarily due to shifts in timing of Pay-Per-Return tax filings and audit products.

Adjusted EBITDA increased 32% to $72 million.

o	The margin increased to 36.2% from 31.9%, primarily due to higher revenues.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $168 million increased 6%, all organic, primarily due to the segment’s professional business, which had strong growth from Reuters Events, whose performance was negatively impacted by COVID-19 in 2020.

o	Reuters Events continues to hold all events virtually and continues to assess when in-person events can resume based on local health guidelines and feedback from customers.

Adjusted EBITDA increased 45% to $35 million, primarily due to revenue growth.

Thomson Reuters Reports Second-Quarter 2021 Results

Global Print

Revenues increased 6% to $147 million, driven by higher third-party revenues for printing services and an increase in shipments, reflecting a gradual return to office by large and mid-sized law firms. The quarter’s performance also reflected a favorable comparison to the second quarter of 2020 when shipments were delayed at the beginning of the COVID-19 pandemic.

o	Global Print’s third-quarter revenues are forecast to decline between 5% and 8%.
o	Global Print’s full-year 2021 revenues are forecast to decline between 4% and 7%.

Adjusted EBITDA increased 2% to $56 million.

o	The margin decreased to 37.9% from 40.5% due to higher costs.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $76 million, which included $41 million of Change Program costs, compared to $26 million of Corporate costs in the prior-year period. Additional information regarding the Change Program is provided below.

Consolidated Financial Highlights—Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$3,112	$2,925	6%
Operating profit	$703	$655	7%
Diluted earnings per share (EPS)	$12.28	$0.64	n/m
Cash flow from operations	$842	$598	41%

Non-IFRS Financial Measures(1)
Revenues	$3,112	$2,925	6%	5%
Adjusted EBITDA	$1,060	$959	11%	10%
Adjusted EBITDA margin	34.1%	32.8%	130bp	160bp
Adjusted EPS	$1.06	$0.92	15%	15%
Free cash flow	$618	$340	82%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

n/m: not meaningful

Thomson Reuters Reports Second-Quarter 2021 Results

Revenues increased 6% due to growth in recurring revenues and a 1% favorable impact from foreign currency.

o	Organic revenues increased 5%, driven by 4% growth in recurring revenues, which comprised 79% of total revenues, and higher transactions revenues.
o	The company’s “Big 3” segments, which collectively comprised 80% of total revenues, reported organic revenue growth of 6%.

Operating profit increased 7% as higher revenues more than offset higher costs, which included Change Program costs.

o

Adjusted EBITDA increased 11% reflecting the same factors that impacted operating profit. The related margin increased to 34.1% from 32.8% in the prior-year period. Adjusted EBITDA margin was negatively impacted by 160bp due to Change Program costs.

Diluted EPS increased to $12.28 per share from $0.64 per share in the prior-year period due to the gain on the sale of Refinitiv to LSEG in January 2021.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv, as well as other adjustments, increased to $1.06 per share from $0.92 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased as higher revenues and favorable movements in working capital (including lower annual incentive bonus payments, which were due to the impact of COVID-19 in 2020) more than offset higher tax payments and expenses, which included Change Program costs.

o	Free cash flow increased due to higher cash flows from operations and the dividend paid by LSEG previously noted.

Thomson Reuters Reports Second-Quarter 2021 Results

Highlights by Customer Segment—Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Six Months Ended
	June 30,		Change
	2021	2020	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$1,341	$1,246	8%	6%	6%
Corporates	732	696	5%	4%	4%
Tax & Accounting Professionals	422	386	9%	9%	9%

“Big 3” Segments Combined	2,495	2,328	7%	6%	6%
Reuters News	328	310	6%	4%	4%
Global Print	290	289	0%	-2%	-2%
Eliminations/Rounding	(1)	(2)

Revenues	$3,112	$2,925	6%	5%	5%

Adjusted EBITDA
Legal Professionals	$564	$484	17%	14%
Corporates	276	235	17%	17%
Tax & Accounting Professionals	170	138	23%	23%

“Big 3” Segments Combined	1,010	857	18%	16%
Reuters News	63	44	45%	65%
Global Print	113	117	-4%	-6%
Corporate costs	(126)	(59)	n/a	n/a

Adjusted EBITDA	$1,060	$959	11%	10%

Adjusted EBITDA Margin
Legal Professionals	42.1%	38.8%	330bp	300bp
Corporates	37.7%	33.8%	390bp	410bp
Tax & Accounting Professionals	40.2%	35.7%	450bp	440bp
“Big 3” Segments Combined	40.5%	36.8%	370bp	350bp
Reuters News	19.2%	14.1%	510bp	780bp
Global Print	38.9%	40.5%	-160bp	-190bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	34.1%	32.8%	130bp	160bp
n/a: not applicable (1) Computed for revenue growth only.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Change Program and Outlook

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The program is expected to take 24 months (2021-2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. The company’s 2021, 2022 and 2023 outlook is appended to this release.

The company’s outlook for 2021, 2022 and 2023 incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

While the company’s second-quarter 2021 performance provides it with increasing confidence about its outlook, the global economy continues to experience substantial disruption due to concerns regarding resurgences and new strains of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Today, the company provided an outlook for the third quarter of 2021 and updated its full-year outlook for 2021, which are reflected in the table below. The company also reaffirmed its outlook for 2022 and 2023.

Third-Quarter 2021 Outlook

•	Total company revenues and total organic revenues are expected to increase between 3.5% and 4.0%.
•	“Big 3” total revenue growth and organic revenue growth are forecast to range between 5.0% and 5.5%.
•	Tax & Accounting Professionals revenue growth is forecast to increase low single digits.
•	Reuters News revenues are expected to increase between 2.0% and 3.0%.
•	Global Print revenues are expected to decline between 5.0% and 8.0%.

Thomson Reuters Reports Second-Quarter 2021 Results

Third Quarter 2021 Outlook and update to Full-Year 2021 Outlook

Total Thomson Reuters	Q3 2021 Outlook	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update (May 4, 2021)	FY 2021 Outlook Update (August 5, 2021)
Total Revenue Growth	3.5% - 4.0%	3.0% - 4.0%	3.5% - 4.0%	4.0% - 4.5%
Organic Revenue Growth	3.5% - 4.0%	3.0% - 4.0%	3.5% - 4.0%	4.0% - 4.5%
Adjusted EBITDA Margin	—	30% - 31%	Unchanged	31% - 32%
Corporate Costs Core Corporate Costs Change Program Operating Expenses	—	$305 - $340 million $130 - $140 million $175 - $200 million	Unchanged	Unchanged
Free Cash Flow	—	$1.0 - $1.1 billion	Unchanged	$1.1 - $1.2 billion
Capital Expenditures - % of Revenue Change Program Capital Expenditures	—	9.0% - 9.5% $125 - $150 million	Unchanged	Unchanged
Depreciation & Amortization of Computer Software	—	$650 - $675 million	Unchanged	Unchanged
Interest Expense (P&L)	—	$190 - $210 million	Unchanged	Unchanged
Effective Tax Rate on Adjusted Earnings	—	16% - 18%	Unchanged	Unchanged

Big 3 Segments (Legal Professionals, Corporates and Tax & Accounting Professionals)	Q3 2021 Outlook	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update (May 4, 2021)	FY 2021 Outlook Update (August 5, 2021)
Total Revenue Growth	5.0% - 5.5%	4.5% - 5.5%	5.0% - 5.5%	5.5% - 6.0%
Organic Revenue Growth	5.0% - 5.5%	4.5% - 5.5%	5.0% - 5.5%	5.5% - 6.0%
Adjusted EBITDA Margin	—	38% - 39%	Unchanged	~ 39%

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2021 Results

Share Repurchases—New $1.2 Billion Buyback Program and Amended Normal Course Issuer Bid

Thomson Reuters also announced today that it plans to buy back up to $1.2 billion of its common shares. The new buyback program is in addition to the $200 million repurchase program that was completed earlier this year.

Shares will be repurchased for the new buyback program under an amended normal course issuer bid (NCIB). The amended NCIB, which is subject to acceptance by the Toronto Stock Exchange (TSX), is expected to become effective on or about August 10, 2021. The amended NCIB will increase the maximum number of common shares that may be repurchased by an additional 15 million. Under the amended NCIB, up to 20 million common shares (representing approximately 4% of the company’s 497,117,528 issued and outstanding shares as of December 24, 2020) may be repurchased between January 4, 2021 and January 3, 2022. The NCIB, as originally approved in December 2020, contemplated the repurchase of up to 5 million common shares. Under the current NCIB, Thomson Reuters repurchased 2,455,807 common shares in the first quarter of 2021 for a total cost of approximately $200 million, representing an average price of $81.45 per share.

Under the amended NCIB, shares may be repurchased in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the amended NCIB are limited to a maximum of 127,341 shares, which represents 25% of the average daily trading volume on the TSX of 509,367 for the six months ended November 30, 2020 (net of repurchases made by the company during that time period). Any shares that are repurchased are cancelled.

From time to time when Thomson Reuters does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Dividends

In February 2021, the company announced its Board of Directors approved a $0.10 per share annualized increase in the dividend to $1.62 per common share, representing the 28th consecutive year of dividend increases. A quarterly dividend of $0.405 per share is payable on September 15, 2021 to common shareholders of record as of August 19, 2021.

Thomson Reuters Reports Second-Quarter 2021 Results

London Stock Exchange Group (LSEG) Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current and former Refinitiv senior management.

As of August 4, 2021, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.5 billion based on LSEG’s closing share price on that day. Based on Thomson Reuters’ ownership interest in LSEG, it expects to receive dividends of approximately $75 million in 2021.

In March 2021, as permitted under a lock-up exception, Thomson Reuters sold approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, Thomson Reuters will pay approximately $225 million of tax on the sale of these shares and will use the after-tax proceeds to pay the approximately $640 million of taxes that became payable when the Refinitiv sale closed. In the six-month period ended June 30, 2021, the company paid $444 million of taxes related to these transactions.

Social Impact/ESG

In the second quarter of 2021, Thomson Reuters issued its 2020 Social Impact Report, which focuses on the company’s Environmental, Social and Governance (ESG) efforts. A copy of the report is available on the company’s Social Impact website.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2021, 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings (losses) in equity method investments, which is subject to changes in the

Thomson Reuters Reports Second-Quarter 2021 Results

stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “Thomson Reuters Change Program and Outlook” section, and the company’s expectations regarding Global Print and share repurchases, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-30 in the “Risk Factors” section of the company’s annual report for the year ended December 31, 2020. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. For a discussion of material assumptions and material risks related to the company’s outlook, please see pages 21-22 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2021. Material assumptions and material risks related to the company’s outlook will also be included in the company’s second-quarter MD&A for the period ended June 30, 2021, expected to be filed shortly. The company’s MD&A is filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and is also available in the “Investor Relations” section of tr.com.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

Thomson Reuters Reports Second-Quarter 2021 Results

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2021 results and its business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

2021 - 2023 Outlook

Total Thomson Reuters	2021 Outlook Updated	2022 Outlook Reaffirmed	2023 Outlook Reaffirmed
Total Revenue Growth	4.0% - 4.5%	4.0% - 5.0%	5.0% - 6.0%
Organic Revenue Growth	4.0% - 4.5%	4.0% - 5.0%	5.0% - 6.0%
Adjusted EBITDA Margin	31% - 32%	34% - 35%	38% - 40%
Corporate Costs Core Corporate Costs Change Program Operating Expenses	$305 - $340 million $130 - $140 million $175 - $200 million	$245 - $280 million $120 - $130 million $125 - $150 million	$110 - $120 million $110 - $120 million $0
Free Cash Flow	$1.1 - $1.2 billion	$1.2 - $1.3 billion	$1.8 - $2.0 billion
Capital Expenditures - % of Revenue Change Program Capital Expenditures	9.0% - 9.5% $125 - $150 million	7.5% - 8.0% $75 - $100 million	6.0% - 6.5% $0
Depreciation & Amortization of Computer Software	$650 - $675 million	$620 - $645 million	$580 - $605 million
Interest Expense (P&L)	$190 - $210 million	$190 - $210 million	$190 - $210 million
Effective Tax Rate on Adjusted Earnings	16% - 18%	n/a	n/a

Big 3 Segments (Legal Professionals, Corporates and Tax & Accounting Professionals)	2021 Outlook Updated	2022 Outlook Reaffirmed	2023 Outlook Reaffirmed
Total Revenue Growth	5.5% - 6.0%	5.5% - 6.5%	6.0% - 7.0%
Organic Revenue Growth	5.5% - 6.0%	5.5% - 6.5%	6.0% - 7.0%
Adjusted EBITDA Margin	~ 39%	41% - 42%	43% - 45%

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section above entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section above entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
CONTINUING OPERATIONS
Revenues	$1,532	$1,405	$3,112	$2,925
Operating expenses	(1,036)	(929)	(2,054)	(1,946)
Depreciation	(42)	(43)	(88)	(83)
Amortization of computer software	(122)	(118)	(237)	(229)
Amortization of other identifiable intangible assets	(30)	(30)	(61)	(60)
Other operating gains, net	14	80	31	48

Operating profit	316	365	703	655
Finance costs, net:
Net interest expense	(49)	(52)	(100)	(97)
Other finance income (costs)	2	(13)	(4)	34

Income before tax and equity method investments	269	300	599	592
Share of post-tax earnings (losses) in equity method investments	1,092	(153)	7,389	(207)
Tax expense	(289)	(16)	(1,883)	(63)

Earnings from continuing operations	1,072	131	6,105	322
Loss from discontinued operations, net of tax	(4)	(5)	(1)	(3)

Net earnings	$1,068	$126	$6,104	$319

Earnings attributable to common shareholders	$1,068	$126	$6,104	$319
Earnings (loss) per share:
Basic earnings per share:
From continuing operations	$2.16	$0.26	$12.31	$0.65
From discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)

Basic earnings per share	$2.15	$0.25	$12.30	$0.64

Diluted earnings per share:
From continuing operations	$2.16	$0.26	$12.28	$0.65
From discontinued operations	(0.01)	(0.01)	—	(0.01)

Diluted earnings per share	$2.15	$0.25	$12.28	$0.64

Basic weighted-average common shares	496,098,238	496,317,115	496,016,467	496,261,070

Diluted weighted-average common shares	497,259,072	497,580,339	497,109,791	497,579,131

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$2,342	$1,787
Trade and other receivables	1,041	1,151
Other financial assets	77	612
Prepaid expenses and other current assets	425	425

Current assets	3,885	3,975
Property and equipment, net	482	545
Computer software, net	819	830
Other identifiable intangible assets, net	3,368	3,427
Goodwill	5,992	5,976
Equity method investments	7,913	1,136
Other non-current assets	929	788
Deferred tax	1,173	1,204

Total assets	$24,561	$17,881

Liabilities and equity
Liabilities
Payables, accruals and provisions	$1,023	$1,159
Current tax liabilities	663	251
Deferred revenue	923	866
Other financial liabilities	158	376

Current liabilities	2,767	2,652
Long-term indebtedness	3,806	3,772
Provisions and other non-current liabilities	927	1,083
Deferred tax	1,284	394

Total liabilities	8,784	7,901

Equity
Capital	5,502	5,458
Retained earnings	11,010	5,211
Accumulated other comprehensive loss	(735)	(689)

Total equity	15,777	9,980

Total liabilities and equity	$24,561	$17,881

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation Consolidated Statement of Cash Flow (millions of U.S. dollars) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$1,072	$131	$6,105	$322
Adjustments for:
Depreciation	42	43	88	83
Amortization of computer software	122	118	237	229
Amortization of other identifiable intangible assets	30	30	61	60
Share of post-tax (earnings) losses in equity method investments	(1,092)	153	(7,389)	207
Deferred tax	249	(34)	923	(37)
Other	33	(17)	63	(6)
Changes in working capital and other items	15	(7)	800	(250)

Operating cash flows from continuing operations	471	417	888	608
Operating cash flows from discontinued operations	(9)	5	(46)	(10)

Net cash provided by operating activities	462	422	842	598

Investing activities
Acquisitions, net of cash acquired	—	2	(3)	(122)
Proceeds from disposals of businesses and investments	10	4	15	1
Dividend from sale of LSEG shares	—	—	994	—
Capital expenditures	(113)	(145)	(233)	(287)
Proceeds from disposals of property and equipment	—	45	—	64
Other investing activities	52	1	53	2
Taxes paid on sale of Refinitiv and LSEG shares	(438)	—	(444)	—

Investing cash flows from continuing operations	(489)	(93)	382	(342)
Investing cash flows from discontinued operations	—	—	(42)	—

Net cash (used in) provided by investing activities	(489)	(93)	340	(342)

Financing activities
Proceeds from debt	—	999	—	2,019
Repayments of debt	—	(1,000)	—	(1,645)
Net borrowings under short-term loan facilities	—	—	—	118
Payments of lease principal	(22)	(18)	(43)	(36)
Repurchases of common shares	—	—	(200)	(200)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(194)	(182)	(388)	(364)
Other financing activities	—	(4)	5	(16)

Net cash used in financing activities	(216)	(205)	(627)	(125)

(Decrease) increase in cash and bank overdrafts	(243)	124	555	131
Translation adjustments	1	—	—	(10)
Cash and bank overdrafts at beginning of period	2,584	822	1,787	825

Cash and bank overdrafts at end of period	$2,342	$946	$2,342	$946

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,342	$946	$2,342	$946

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Earnings from continuing operations	$1,072	$131	$6,105	$322
Adjustments to remove:
Tax expense	289	16	1,883	63
Other finance (income) costs	(2)	13	4	(34)
Net interest expense	49	52	100	97
Amortization of other identifiable intangible assets	30	30	61	60
Amortization of computer software	122	118	237	229
Depreciation	42	43	88	83

EBITDA	$1,602	$403	$8,478	$820
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(1,092)	153	(7,389)	207
Other operating gains, net	(14)	(80)	(31)	(48)
Fair value adjustments(4)	6	3	2	(20)

Adjusted EBITDA	$502	$479	$1,060	$959

Adjusted EBITDA margin(1)	32.7%	34.1%	34.1%	32.8%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS(2) to Change in Constant Currency(5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Change	2021	2020	Change
Net earnings	$1,068	$126		$6,104	$319
Adjustments to remove:
Fair value adjustments(4)	6	3		2	(20)
Amortization of other identifiable intangible assets	30	30		61	60
Other operating gains, net	(14)	(80)		(31)	(48)
Other finance (income) costs	(2)	13		4	(34)
Share of post-tax (earnings) losses in equity method investments	(1,092)	153		(7,389)	207
Tax on above items	255	(28)		1,790	(59)
Tax items impacting comparability	(12)	9		(11)	39
Loss from discontinued operations, net of tax	4	5		1	3
Interim period effective tax rate normalization(3)	(3)	(10)		(2)	(6)
Dividends declared on preference shares	—	—		(1)	(1)

Adjusted earnings(2)	$240	$221		$528	$460

Adjusted EPS(2)	$0.48	$0.44	9%	$1.06	$0.92	15%

Foreign currency(5)			0%			0%
Constant currency(5)			9%			15%
Diluted weighted-average common shares (millions)	497.3	497.6		497.1	497.6

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net cash provided by operating activities	$462	$422	$842	$598
Capital expenditures	(113)	(145)	(233)	(287)
Proceeds from disposals of property and equipment	—	45	—	64
Other investing activities	52	1	53	2
Payments of lease principal	(22)	(18)	(43)	(36)
Dividends paid on preference shares	—	—	(1)	(1)

Free cash flow	$379	$305	$618	$340

Thomson Reuters Corporation

Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(8)

(millions of U.S. dollars)

(unaudited)

June 30, 2021
Long-term indebtedness	$3,806

Total debt	3,806
Swaps	(125)

Total debt after swaps	3,681
Remove fair value adjustments for hedges	(7)

Total debt after currency arrangements	3,674
Remove transaction costs, premiums or discounts included in the carrying value of debt	36
Add: lease liabilities (current and non-current)	271
Less: cash and cash equivalents	(2,342)

Net debt(8)	$1,639

Adjusted EBITDA(1)*	$2,076
Net Debt / Adjusted EBITDA(8)*	0.8:1

*

The company’s target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $502 million, $558 million, $525 million and $491 million for the three months ended June 30, 2021, March 31, 2021, December 31, 2020 and September 30, 2020, respectively. Refer to the tables appended to this news release, the company’s 2020 annual report and the company’s MD&A for the three months ended March 31, 2021 and September 30, 2020, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(5) and Organic Basis(7)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,
			Change
	2021	2020	Total	Foreign Currency	SUBTOTAL Constant Currency(5)	Acquisitions/ (Divestitures)	Organic(7)
Total Revenues
Legal Professionals	$673	$620	9%	2%	7%	0%	6%
Corporates	348	329	6%	1%	4%	0%	4%
Tax & Accounting Professionals	197	168	17%	1%	15%	0%	15%

“Big 3” Segments Combined	1,218	1,117	9%	2%	7%	0%	7%
Reuters News	168	155	9%	2%	6%	0%	6%
Global Print	147	134	9%	3%	6%	0%	6%
Eliminations/Rounding	(1)	(1)

Revenues	$1,532	$1,405	9%	2%	7%	0%	7%

Recurring Revenues
Legal Professionals	$626	$580	8%	2%	6%	0%	6%
Corporates	300	282	6%	2%	5%	0%	5%
Tax & Accounting Professionals	150	136	10%	1%	9%	0%	9%

“Big 3” Segments Combined	1,076	998	8%	2%	6%	0%	6%
Reuters News	144	141	3%	2%	1%	0%	1%

Total Recurring Revenues	$1,220	$1,139	7%	2%	5%	0%	5%

Transactions Revenues
Legal Professionals	$47	$40	18%	4%	14%	0%	14%
Corporates	48	47	2%	1%	1%	0%	1%
Tax & Accounting Professionals	47	32	45%	2%	43%	0%	43%

“Big 3” Segments Combined	142	119	19%	2%	17%	0%	17%
Reuters News	24	14	72%	9%	62%	2%	61%

Total Transactions Revenues	$166	$133	25%	3%	22%	0%	22%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(5) and Organic Basis(7)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2021	2020	Total	Foreign Currency	SUBTOTAL Constant Currency(5)	Acquisitions/ (Divestitures)	Organic(7)
Total Revenues
Legal Professionals	$1,341	$1,246	8%	2%	6%	0%	6%
Corporates	732	696	5%	1%	4%	0%	4%
Tax & Accounting Professionals	422	386	9%	0%	9%	0%	9%

“Big 3” Segments Combined	2,495	2,328	7%	1%	6%	0%	6%
Reuters News	328	310	6%	2%	4%	0%	4%
Global Print	290	289	0%	2%	-2%	0%	-2%
Eliminations/Rounding	(1)	(2)

Revenues	$3,112	$2,925	6%	1%	5%	0%	5%

Recurring Revenues
Legal Professionals	$1,247	$1,167	7%	2%	5%	0%	5%
Corporates	595	563	6%	1%	5%	0%	5%
Tax & Accounting Professionals	310	294	6%	-1%	6%	0%	6%

“Big 3” Segments Combined	2,152	2,024	6%	1%	5%	0%	5%
Reuters News	288	283	2%	2%	0%	0%	0%

Total Recurring Revenues	$2,440	$2,307	6%	1%	5%	0%	4%

Transactions Revenues
Legal Professionals	$94	$79	19%	3%	16%	0%	16%
Corporates	137	133	3%	0%	3%	0%	3%
Tax & Accounting Professionals	112	92	20%	1%	19%	0%	19%

“Big 3” Segments Combined	343	304	13%	1%	11%	0%	11%
Reuters News	40	27	48%	5%	43%	1%	42%

Total Transactions Revenues	$383	$331	15%	2%	14%	0%	14%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30,		Change
	2021	2020	Total	Foreign Currency	Constant Currency(5)
Adjusted EBITDA
Legal Professionals	$285	$254	12%	2%	10%
Corporates	130	118	10%	1%	9%
Tax & Accounting Professionals	72	54	32%	1%	32%

“Big 3” Segments Combined	487	426	14%	2%	13%
Reuters News	35	25	45%	-21%	66%
Global Print	56	54	2%	3%	-1%
Corporate costs	(76)	(26)	n/a	n/a	n/a

Adjusted EBITDA	$502	$479	5%	0%	5%

Adjusted EBITDA Margin
Legal Professionals	42.3%	40.9%	140bp	0bp	140bp
Corporates	37.2%	35.9%	130bp	-30bp	160bp
Tax & Accounting Professionals	36.2%	31.9%	430bp	-20bp	450bp
“Big 3” Segments Combined	39.9%	38.1%	180bp	-10bp	190bp
Reuters News	20.8%	15.6%	520bp	-300bp	820bp
Global Print	37.9%	40.5%	-260bp	20bp	-280bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.7%	34.1%	-140bp	-70bp	-70bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(5)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2021	2020	Total	Foreign Currency	Constant Currency(5)
Adjusted EBITDA
Legal Professionals	$564	$484	17%	3%	14%
Corporates	276	235	17%	0%	17%
Tax & Accounting Professionals	170	138	23%	0%	23%

“Big 3” Segments Combined	1,010	857	18%	2%	16%
Reuters News	63	44	45%	-20%	65%
Global Print	113	117	-4%	3%	-6%
Corporate costs	(126)	(59)	n/a	n/a	n/a

Adjusted EBITDA	$1,060	$959	11%	1%	10%

Adjusted EBITDA Margin
Legal Professionals	42.1%	38.8%	330bp	30bp	300bp
Corporates	37.7%	33.8%	390bp	-20bp	410bp
Tax & Accounting Professionals	40.2%	35.7%	450bp	10bp	440bp
“Big 3” Segments Combined	40.5%	36.8%	370bp	20bp	350bp
Reuters News	19.2%	14.1%	510bp	-270bp	780bp
Global Print	38.9%	40.5%	-160bp	30bp	-190bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	34.1%	32.8%	130bp	-30bp	160bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 24 for footnotes.

Thomson Reuters Reports Second-Quarter 2021 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.
(5)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(6)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(7)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(8)

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.